UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                PERRIGO COMPANY
            -------------------------------------------------------
                               (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
            -------------------------------------------------------
                        (Title of Class of Securities)

                                   714290103
            -------------------------------------------------------
                                (CUSIP Number)

                                  Moshe Arkin
                        c/o Agis Industries (1983) Ltd.
                   29 Lehi Street, B'nei-Brak 51200, Israel
                           Telephone: 972-3-577-3700
            -------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                   COPY TO:

                                DAVID FOX, ESQ.
                           THOMAS W. GREENBERG, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & Flom LLP
                               FOUR TIMES SQUARE
                           NEW YORK, NEW YORK 10036
                           TELEPHONE: (212) 735-3000


                                MARCH 17, 2005
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Moshe Arkin

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                      (b) [ ]
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS

     OO

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel

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                                       7.    NUMBER OF SHARES BENEFICIALLY
                                             OWNED BY EACH REPORTING PERSON
                                             WITH SOLE VOTING POWER

                                             10,022,092 Shares
                                       ----------------------------------------
                NUMBER OF              8.    SHARED VOTING POWER
                 SHARES
              BENEFICIALLY                   None
                OWNED BY               ----------------------------------------
                  EACH                  9.    SOLE DISPOSITIVE POWER
                REPORTING
                 PERSON                       10,022,092 Shares
                  WITH                 ----------------------------------------
                                       10.   SHARED DISPOSITIVE POWER

                                             None
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,022,092 Shares
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%
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14.  TYPE OF REPORTING PERSON

     IN
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                                      2

-------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nichsei Arkin Ltd.

-------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_]
                                                      (b) [_]
-------------------------------------------------------------------------------
3.   SEC USE ONLY
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4.   SOURCE OF FUNDS

     OO

-------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) [_]
-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-------------------------------------------------------------------------------
                                       7.    NUMBER OF SHARES BENEFICIALLY
                                             OWNED BY EACH REPORTING PERSON
                                             WITH SOLE VOTING POWER

                                             10,022,092 Shares
                                       ----------------------------------------
                NUMBER OF              8.    SHARED VOTING POWER
                 SHARES
              BENEFICIALLY                   None
                OWNED BY               ----------------------------------------
                  EACH                  9.    SOLE DISPOSITIVE POWER
                REPORTING
                 PERSON                       10,022,092 Shares
                  WITH                 ----------------------------------------
                                       10.   SHARED DISPOSITIVE POWER

                                             None
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,022,092 Shares
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
                                                                [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.7%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
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                                      3

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the shares of common stock, without par value (the "Perrigo Shares"), of Perrigo Company, a Michigan corporation ("Perrigo"). The principal executive offices of Perrigo are located at 515 Eastern Avenue, Allegan, Michigan 49010.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c), (f) This Statement is filed by Moshe Arkin, an individual who is a citizen of the State of Israel ("Arkin"), and Nichsei Arkin Ltd., an Israeli company controlled by Arkin ("Nichsei"). Arkin's and Nichsei's principal business address is 29 Lehi Street, B'nei-Brak 51200, Israel. Arkin is the sole director and executive officer of Nichsei. His present principal business occupation is serving as Vice Chairman of Perrigo.

         (d) - (e) During the last five years, neither Arkin or Nichsei has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 10,022,092 Perrigo Shares subject to this Schedule (the "Subject Shares") were acquired as a result of the Merger described in Item 4 below. Arkin and Nichsei did not pay additional consideration in connection with the acquisition of the Subject Shares.

ITEM 4.   PURPOSE OF TRANSACTION.

         Pursuant to an Agreement and Plan of Merger, dated as of November 14, 2004 (the "Merger Agreement"), among Perrigo, Perrigo Israel Opportunities Ltd., an Israeli company and indirect wholly-owned subsidiary of Perrigo ("Merger Sub"), and Agis Industries (1983) Ltd., an Israeli company ("Agis"), a copy of which is filed as Exhibit A, on March 17, 2005 Merger Sub merged with and into Agis and Agis became an indirect wholly-owned subsidiary of Perrigo (such events constituting the "Merger").

         As a result of the Merger, each outstanding ordinary share of Agis was converted into the right to receive (a) 0.8011 shares of Perrigo common stock and (b) $14.93 in cash.

         In the Merger, Nichsei received the Subject Shares that were otherwise issuable to Arkin in consideration for all of the ordinary shares of Agis then owned by Arkin, then Agis' Chairman and President and controlling shareholder.

         In connection with the Merger Agreement, on November 14, 2004, Arkin and Perrigo entered into a lock-up agreement (the "Lock-up Agreement"), a copy of which is filed as Exhibit B, a registration rights agreement (the "Registration Rights Agreement"), a copy of which is filed as Exhibit C, a nominating agreement (the "Nominating Agreement"), a copy of which is filed as Exhibit D, and an employment agreement (the "Employment Agreement"), a copy of which is filed as Exhibit Eo.

         Pursuant to the terms of the Lock-up Agreement, Arkin agreed that he will not, directly or indirectly, dispose of any of the Subject Shares for two years following the consummation of the Merger. For a period commencing on the second anniversary of the Merger and ending on the third anniversary of the Merger, Arkin agreed to make no disposition of more than 50% of the Subject Shares. The restrictions on dispositions set forth above shall not apply to dispositions to a family member, trust or other entity made solely for estate or tax planning purposes (provided that any such transferee will agree to be bound by the Lock-up Agreement). If Arkin's employment with Agis is terminated under certain circumstances, Arkin will have the right to terminate the Lock-up agreement upon the earlier of (a) the two year anniversary of the Merger or (b) the six month anniversary of such termination of employment.

         Pursuant to the terms of the Registration Rights Agreement, beginning 120 days before the second anniversary of the Merger (or, if earlier, upon the termination of the Lock-up Agreement), Arkin will have the right to demand registration of the Subject Shares once a year for three years (subject to a minimum sale requirement of 2,000,000 Perrigo Shares under each such registration). In addition, beginning two years after the completion of the Merger, Arkin will have the right to participate in any other registrations by Perrigo of Perrigo Shares (except in the event the Lock-up Agreement was terminated).

         Under the Registration Rights Agreement, in each registration of Subject Shares, Arkin will bear his and Perrigo's registration expenses, including the fees of Perrigo's legal counsel up to $50,000. In the event Arkin participates in a registration made by Perrigo, Mr. Arkin will only be required to bear a proportionate part of such registration expenses.

         Pursuant to the terms of the Nominating Agreement, Arkin was nominated to the Perrigo Board of Directors on March 17, 2005, and is entitled to nominate an additional independent director (and in the event of a vacancy on the Perrigo Board, to nominate a second independent director) to the Perrigo Board. Each independent director will serve on the Perrigo Board for the remainder of the term of the class of directors to which he or she will be nominated and for one additional full term of such class. Each independent director will also serve on at least one committee of the Perrigo Board, in accordance with and subject to his or her respective qualifications. Perrigo has agreed that one independent director will be invited to serve on the audit committee of the Perrigo Board and one independent director will be invited to serve on the compensation committee of the Perrigo Board, in each case subject to their respective qualifications.

         Arkin's right under the Nominating Agreement to designate the independent directors (and the right of the independent directors to serve on the Perrigo Board) will terminate when Arkin both (i) ceases to own (including through an entity controlled by

Arkin) 9% of the outstanding Perrigo Shares and (ii) ceases to own (including through an entity controlled by Arkin) 9,000,000 Perrigo Shares. Arkin's right to serve on the Perrigo Board will terminate when Arkin ceases to own (including through an entity controlled by Arkin) 5,000,000 Perrigo Shares.

         Pursuant to the terms of his employment Agreement, Arkin serves as Perrigo's Vice Chairman and is a member of Perrigo's executive committee. Arkin's primary duties include the overall responsibility for long term strategic planning of Perrigo's and Agis' prescription and active pharmaceutical ingredients business, monitoring achievement of operational and financial results and developing growth and diversification strategies to achieve ongoing objectives. In addition to his annual salary and target bonus, Arkin will be granted an initial option to purchase 50,000 Perrigo Shares as part of Perrigo's October 2005 annual option grant and his Employment Agreement contemplates him receiving additional annual option grants. In conjunction with his Employment Agreement, Arkin executed a noncompetition and nondisclosure agreement that restricts his ability to compete with Perrigo for the longer of the term of his Employment Agreement and a period of one year following termination of his employment.

         On March 17, 2005, Nichsei, as the holder of record of the Subject Shares, agreed to be bound by and become a party to the Lock-up Agreement and the Registration Rights Agreement.

         The foregoing summary of certain provisions of the Merger Agreement, the Lock-up Agreement, the Registration Rights Agreement, the Nominating Agreement and the Employment Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. Copies of such agreements are filed as Exhibits A, B, C, D and E, respectively, to this Statement and are incorporated herein by reference.

         Except as set forth in this Item 4, neither Arkin nor Nichsei has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of March 17, 2005, as a result of Arkin's control over Nichsei, Arkin is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 10,022,092 Perrigo Shares held of record by Nichsei, which represent approximately 10.7% of the total outstanding Perrigo Shares (based on the number of Perrigo Shares disclosed as expected to be outstanding upon consummation of the Merger in the Registration Statement on Form S-4 filed by Perrigo on February 11, 2005).

         (b) As a result of Arkin's control over Nichsei, Arkin has the sole power to direct the vote and the sole power to direct the disposition of 10,022,092 Perrigo Shares. Nichsei is the record owner of such Perrigo Shares and, as such, has the sole power to vote and dispose of such shares.

         (c) Except as set forth or incorporated herein, neither Arkin nor Nichsei has effected any transaction in Perrigo Shares during the past 60 days.

         (d) Not applicable

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement, the Lock-up Agreement, the Registration Rights Agreement, the Nominating Agreement and the Employment Agreement, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person, with respect to the securities of Perrigo, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A. Agreement and Plan of Merger, dated November 14, 2004, by and among Perrigo Company, Perrigo Israel Opportunities Ltd. and Agis Industries
(1983) Ltd. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

         B. Lock-up Agreement, dated November 14, 2004, by and among Perrigo Company, Perrigo Israel Opportunities Ltd. and Moshe Arkin (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

         C. Registration Rights Agreement, dated November 14, 2004, by and between Perrigo Company and Moshe Arkin (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

         D. Nominating Agreement, dated November 14, 2004, by and between Perrigo Company and Moshe Arkin (incorporated herein by reference to Exhibit
10.2 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

         E. Employment Agreement, dated November 14, 2004, by and among Perrigo Company, Agis Industries (1983) Ltd. and Moshe Arkin (incorporated herein by reference to Exhibit 99.6 to the Registration Statement on Form S-4 filed by Perrigo Company on February 11, 2005).

         F. Joint Filing Agreement, dated March 25, 2005, between Moshe Arkin and Nichsei Arkin Ltd.

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 25, 2005


                                                     NICHSEI ARKIN LTD.


                                                     By: /s/ Moshe Arkin
                                                         --------------------
                                                     Name:    Moshe Arkin
                                                     Title:   Chairman


                                                     MOSHE ARKIN


                                                     /s/ Moshe Arkin
                                                     ---------------

                               INDEX TO EXHIBITS

Exhibit
Number        Document
------        --------

     A Agreement and Plan of Merger, dated November 14, 2004, by and among Perrigo Company, Perrigo Israel Opportunities Ltd. and Agis Industries (1983) Ltd. (incorporated herein by reference to
              Exhibit 2.1 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

     B Lock-up Agreement, dated November 14, 2004, by and among Perrigo Company, Perrigo Israel Opportunities Ltd. and Moshe Arkin (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Perrigo Company on November 18,
              2004).

     C Registration Rights Agreement, dated November 14, 2004, by and between Perrigo Company and Moshe Arkin (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

     D Nominating Agreement, dated November 14, 2004, by and between Perrigo Company and Moshe Arkin (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

     E Employment Agreement, dated November 14, 2004, by and among Perrigo Company, Agis Industries (1983) Ltd. and Moshe Arkin (incorporated herein by reference to Exhibit 99.6 to the Registration Statement on Form S-4 filed by Perrigo Company on February 11, 2005).

     F Joint Filing Agreement, dated March 25, 2005, between Moshe Arkin and Nichsei Arkin Ltd.

                                      9